                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO/A
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)
                          ELITE INFORMATION GROUP, INC.
                            (Name of Subject Company)

                         GULF ACQUISITION CORP. (OFFEROR)
                        THE THOMSON CORPORATION (PARENT)
                       (Names of Filing Persons (Offeror))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    28659M106
                      (CUSIP Number of Class of Securities)

                              DEIRDRE STANLEY, ESQ.
                             THE THOMSON CORPORATION
                         METRO CENTER, ONE STATION PLACE
                           STAMFORD, CONNECTICUT 06902
                            TELEPHONE: (203) 969-8700
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                    Copy to:

                              PETER J. ROONEY, ESQ.
                               SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 848-4000

                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**

             $122,363,052.90                           $9,899.17

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (i) the product of 7,890,600, which is the number of Shares outstanding as of April 4, 2003, and $14.00, which is the per Share tender offer price, and (ii) the product of 1,694,395, which is the number of Shares subject to options outstanding as of April 4, 2003 with an exercise price of less than $14.00, and $7.02, which is the difference between the $14.00 per Share tender offer price and the average weighted exercise price of the options, which is $6.98.

**   Calculated by multiplying the transaction value by 0.00008090.

[X] Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $9,899.17         Filing Party: The Thomson Corporation
                         -------------                   -----------------------
Form or Registration No.: Schedule TO      Date Filed: April 11, 2003
                          ------------                 -------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

               This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed on April 11, 2003 by Gulf Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Thomson"). The Schedule TO relates to the offer by Purchaser to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Elite Information Group, Inc., a Delaware corporation (the "Company"), at a purchase price of $14.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 11, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO.

ITEM 11.       ADDITIONAL INFORMATION.

      Item 11 of the Schedule TO is hereby amended and supplemented to include the following additional information.

      Section 15. Certain Legal Matters and Regulatory Approvals.

      The sixth paragraph of Section 15 on page 39 is amended and restated in its entirety to read as follows:

      "Pursuant to the HSR Act, on April 16, 2003, Thomson filed a Premerger Notification and Report Form in connection with the purchase of the Shares pursuant to the Offer with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Thomson. Accordingly, the waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on or about May 1, 2003, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. Pursuant to the HSR Act, Thomson has requested early termination of such waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from Thomson with respect to the Offer, the waiting period would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance with such request. Thereafter, the waiting period could be extended only by court order. If the acquisition of the Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until 10 days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See "Section 4. Withdrawal Rights." It is a condition to the Offer that the waiting period under the HSR Act applicable to the Offer expire or be terminated. See "Section 1. Terms of the Offer; Expiration Date" and "Section 14. Certain Conditions of the Offer.""

ITEM 12.       MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)         Offer to Purchase, dated April 11, 2003.**

(a)(2)         Form of Letter of Transmittal.**

(a)(3)         Form of Notice of Guaranteed Delivery.**

(a)(4)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.**

(a)(5)         Form of Letter from Brokers, Dealers, Commercial Banks, Trust
               Companies and Nominees to Clients.**

(a)(6)         Form of Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.**

(a)(7)         Summary Advertisement as published in The New York Times on
               April 11, 2003.**

(a)(8)         Joint Press Release issued by Thomson and the Company on April 3,
               2003.*

-----------
 * Previously filed on April 3, 2003 with the Securities and Exchange Commission on Schedule TO-C by Purchaser and Thomson.

** Incorporated by reference to the Schedule TO filed by Purchaser and Thomson on April 11, 2003.

(a)(9)         Press Release issued by Thomson on April 11, 2003.**

(d)(1)         Agreement and Plan of Merger, dated as of April 2, 2003, among
               Thomson, Purchaser and the Company.**

(d)(2)         Stockholders Support Agreement, dated as of April 2, 2003, among
               Thomson, Purchaser and each of PAR Investment Partners, L.P.,
               Arthur G. Epker III, Christopher K. Poole, David A. Finley, Roger
               Noall, Alan Rich and William G. Seymour.**

(d)(3)         Employment Agreement, dated as of April 10, 2003, between the
               Company and Christopher K. Poole.**

(d)(4) Confidentiality Agreement, dated as of October 7, 2002, between the Company and Thomson.**

(g)            None.

(h)            None.

ITEM 13.       INFORMATION REQUIRED BY SCHEDULE 13E-3.

               Not applicable.

-----------
 * Previously filed on April 3, 2003 with the Securities and Exchange Commission on Schedule TO-C by Purchaser and Thomson.

** Incorporated by reference to the Schedule TO filed by Purchaser and Thomson on April 11, 2003.

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 2003

                                            GULF ACQUISITION CORP.


                                            By: /s/ Edward A. Friedland
                                               ---------------------------------
                                                Name:  Edward A. Friedland
                                                Title: Vice President

                                            THE THOMSON CORPORATION


                                            By: /s/ Edward A. Friedland
                                               ---------------------------------
                                                Name:  Edward A. Friedland
                                                Title: Assistant Secretary

                                  EXHIBIT INDEX

EXHIBIT
NO.
(a)(1)         Offer to Purchase, dated April 11, 2003.**

(a)(2)         Form of Letter of Transmittal.**

(a)(3)         Form of Notice of Guaranteed Delivery.**

(a)(4)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.**

(a)(5)         Form of Letter from Brokers, Dealers, Commercial Banks, Trust
               Companies and Nominees to Clients.**

(a)(6)         Form of Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.**

(a)(7)         Summary Advertisement as published in The New York Times on
               April 11, 2003.**

(a)(8)         Joint Press Release issued by Thomson and the Company on April 3,
               2003.*

(a)(9)         Press Release issued by Thomson on April 11, 2003.**

(d)(1)         Agreement and Plan of Merger, dated as of April 2, 2003, among
               Thomson, Purchaser and the Company.**

(d)(2)         Stockholders Support Agreement, dated as of April 2, 2003, among
               Thomson, Purchaser and each of PAR Investment Partners, L.P.,
               Arthur G. Epker III, Christopher K. Poole, David A. Finley, Roger
               Noall, Alan Rich and William G. Seymour.**

(d)(3)         Employment Agreement, dated as of April 10, 2003, between the
               Company and Christopher K. Poole.**

(d)(4) Confidentiality Agreement, dated as of October 7, 2002, between the Company and Thomson.**

(g)            None.

(h)            None.

-----------
 * Previously filed on April 3, 2003 with the Securities and Exchange Commission on Schedule TO-C by Purchaser and Thomson.

** Incorporated by reference to the Schedule TO filed by Purchaser and Thomson on April 11, 2003.